

ANNUAL REPORT

New Peoples BANK

2025



NEW PEOPLES BANKSHARES INC
Financial Holding Company

New Peoples Bankshares, Inc. is the financial holding company for New Peoples Bank, Inc., a community bank with 18 offices serving Southwestern Virginia, Eastern Tennessee, West Virginia, and Western North Carolina. The company's common stock is traded over the counter under the trading symbol, "NWPP." To learn more about New Peoples Bank and its services, visit www.newpeoples.bank.

Message from
The President

As we closed out 2024 - a year filled with significant memories and milestones - and entered 2025, we built on our progress and transformed it into real momentum. That momentum is evident in the areas that mattered most: achieving the highest annual earnings in our company's history and reaching a new level of scale by surpassing $900 million in total assets for the first time. Beyond profitability and growth, we took a crucial step for our long-term success by completing a core system conversion. This upgrade will boost speed, reliability, and service, enabling us to provide an enhanced customer experience through a more robust digital platform.

Our performance was driven by a continued focus on the fundamentals of running a strong community bank,



supported by a people-first culture that values both our customers and our employees. This approach resulted in significant balance sheet growth, including a $52 million increase in loans and a $48 million increase in deposits, as well as a 37-basis point improvement in net interest margin during 2025. The combination of a larger balance sheet and stronger margin generated record net income of $10.1 million, representing a 23% increase compared to the prior year. In recognition of this performance and our commitment to returning value to shareholders, the board declared an annual dividend of $0.09 per share in February 2026 - the highest dividend in the company's history.

The year 2025 was defined by many milestones that strengthened our franchise and sustained the momentum gained in recent years. Surpassing $900 million in total assets is a significant achievement that enhances our ability to spread rising costs across a larger base, continue investing in the customer experience, and build a resilient foundation for long term growth. In April, we established a loan production office in Wytheville, Virginia, an appealing market that aligns with our relationship-driven community banking model and serves as a gateway into the New River Valley. Additionally, we gave the New Peoples Bank brand a fresh look with a modernized logo and updated colors, not to change who we are, but to better reflect who we have become and to ensure our brand remains relevant and recognizable as we move into the future.

The year 2025 brought both excitement and challenges as we transitioned to a new provider for our core banking platform, bidding farewell to our previous vendor of 26 years. Conversions of this magnitude push organizations, not only in execution, but also in shaping their culture. Throughout the year, we made a deliberate effort to support our employees, recognize the teams carrying the heaviest load, and focus on keeping morale high during an extended sprint that took nearly a year to complete. We view this platform upgrade as more than a system replacement; it is a foundational investment designed to enhance the customer experience and strengthen our digital capabilities for future growth.

In summary, 2025 was a year defined by carrying forward the momentum we had built in previous years; momentum that we used to produce a record-setting performance rooted in strong community bank fundamentals, meaningful progress in scale that strengthens our long term shareholder value, and finally, major operational and strategic investments. We enter 2026 with confidence, not because we assume conditions will be easy, but because our strategy is clear, our culture is strong, and our focus remains steadfast on delivering the best community banking experience in our footprint.

Warm regards,

J.W. Kiser
President & CEO
New Peoples Bankshares

Our Mission

At New Peoples Bank, we are a *true community bank* where local bankers make local decisions to deliver *Golden Rule experiences* in all we do.

Our Vision

Our vision is to remain nimble in a constantly evolving banking environment where we aim to provide customers with the products they desire and the exceptional service they associate with a locally owned bank, fostering continual growth and reliable earnings.

Our Core Values

 The **G**olden Rule

 Continuous **I**mprovement

 Creating **V**alue

 Delivering **E**njoyment

MEET OUR BOARD
Board Of Directors





Tim W. Ball   Gina D. Boggess   J. Robert Buchanan





Joe M. Carter   John D. Cox   H. Lynn Keene
Chairman




J.W. Kiser   Michael G. McGlothlin   B. Scott White
Vice Chairman

Executive Officers





J.W. Kiser
President & CEO

Chris Speaks
EVP | Chief Financial Officer

Bryan T. Booher
EVP | Chief Risk Officer






Mike Raliff
EVP | Chief Banking Officer

Landon McGlothlin
EVP|Chief Operations Officer/ Chief Information Officer

2025
Updates

New Peoples Bank Promotes Garrett Shore to Market President of Boone/High Country Market



New Peoples Bank is pleased to announce the promotion of Garrett Shore to Market President of the Boone/High Country Market.

Shore has served as a Commercial Banker in the Boone/High Country Market for the past four years, where he has demonstrated exceptional leadership and performance. During his tenure, he has played a pivotal role in the significant growth and success of the market. His contributions were instrumental in the bank's decision to open its newest branch in early 2024, further expanding its footprint in the region.

In his new role as Market President, Shore will lead strategic growth initiatives within the Boone/High Country Market while continuing to strengthen the bank's presence across Western North Carolina.

Mori Williams Begins New Chapter of Leadership for the Southern Market



New Peoples Bank is proud to announce that Mori Williams, who previously served as the Market President for their Northern Market, will now take the helm as the Market President for their Southern Market, serving branch locations in Abingdon, Bristol, Gate City, VA, and Kingsport, TN.

During his tenure in the Northern Market, serving branch locations in Princeton, WV, Bluefield, and Tazewell, VA, Mori demonstrated exceptional leadership, fostering strong relationships with customers, stakeholders, and the community.

With 35 years of banking experience, Mori Williams brings not only a wealth of expertise but also a deep understanding of the bank's values and goals to the Southern Market. "Mori has been an invaluable asset to New Peoples Bank for over 8 years. His extensive banking experience and deep understanding of our values make him the perfect leader for the Southern Market," said J.W. Kiser, President and Chief Executive Officer.

New Peoples Bank Welcomes KD Flanigan Coleman as Market President



New Peoples Bank is thrilled to announce the appointment of KD Flanigan Coleman as Market President. KD will lead New Peoples Bank's Northern Region, including branch locations in Princeton, WV, Bluefield, and Tazewell, VA.

With 13 years of banking experience in various leadership roles, KD brings a wealth of commercial banking and financial expertise to our team. Her extensive background in the banking industry will be instrumental in driving the growth and success of New Peoples Bank.

"I am excited to be a part of this special team. New Peoples Bank is truly one of the best-kept secrets in Mercer and Tazewell Counties."

Network Operation Center dedication to Frank Sexton Jr.

Frank Sexton, Jr, a cherished banking leader, devoted 48 years to the industry, including 22 impactful years with New Peoples Bank. He played an integral role in the establishment of New Peoples Bank in its formative years including the concept of Golden Rule Banking. As a mentor and visionary, he championed growth, collaboration, and excellence, ensuring our operations center thrived under his leadership. His legacy endures in the values he instilled in the lives he touched, and the Frank Sexton Jr. Network Operations Center honors his extraordinary contributions and the joy he found in every moment.



New Peoples Bank expands into Wytheville

New Peoples Bank is excited to announce the opening of its new loan production office in Wytheville. This new branch shows the bank's ongoing growth and dedication to serving communities throughout the region. Wytheville's lively downtown, strong industries, and friendly community make it an ideal location for the bank's next expansion. Led by Jim Grubbs, who brings nearly forty years of banking experience in leadership and commercial banking roles, his expertise and focus on customer service will support the success and development of the new office.




New Peoples Bank Gets a Brand Refresh with a New Logo



This year, we proudly introduced a refreshed New Peoples Bank logo - a modernized evolution of our original mark that reflects who we've become, while staying true to who we are.

As our bank has grown and evolved, our visual identity has evolved with it. The updated logo offers a cleaner, more contemporary look while preserving the heritage, values, and community-focused spirit that have always defined New Peoples Bank.

Consolidated

Financial Highlights

(Dollars in thousands, except per share data)

FOR THE YEAR	2025	2024	2023
Interest and Dividend Income	$ 48,587	$ 44,633	$ 37,135
Interest Expense	15,431	16,112	9,116
Net Interest Income	33,156	28,521	28,019
Non-interest Income	9,910	11,254	9,949
Non-interest Expense	29,115	28,797	27,988
Net Income	10,098	8,204	7,184
AT YEAR END			
Assets	$ 909,700	$ 854,925	$ 826,313
Loans	709,587	657,536	638,111
Deposits	798,266	749,982	716,467
Shareholders' Equity	82,855	70,741	64,811
KEY RATIOS			
Return on Average Assets	1.13%	0.96%	0.91%
Return on Average Equity	13.33%	12.28%	12.00%
Yield on Earning Assets	5.62%	5.42%	4.87%
Cost of Funds	2.68%	2.93%	1.88%
Net Interest Margin	3.84%	3.47%	3.67%
PER SHARE INFORMATION			
Net Income	$ $ 0.43	$ $0.35	$ 0.30
Book Value	3.52	2.99	2.73



1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
2023
2024
2025

Asset Growth (in thousands)



900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
2023
2024
2025

Deposit and Loan Growth (in thousands)



100,000
80,000
60,000
40,000
20,000
-
5.00
4.00
3.00
2.00
1.00
-
2023
2024
2025
Capital
Book Value Per Share
Book Value Per Share Excluding Unrealized Loss

Capital Growth (in thousands, except per share data)



35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
2023
2024
2025
Net income
Net interest income
Noninterest income

Income Components (dollars in thousands)

Branch
Location and Management

NORTHERN MARKET
KD Coleman,
Senior Vice President & Northern Market President

Bluefield Branch
514 Commerce Drive
Bluefield, VA 24605

Princeton Branch *(Stafford)*
1221 Stafford Drive
Princeton, WV 24740

Princeton Branch *(Oakvale)*
180 Lyle Way
Princeton, WV 24740

Tazewell Branch
127 Chamber Drive
Tazewell, VA 24651

SOUTHERN MARKET
Mori Williams,
Senior Vice President & Southern Market President

Abingdon Branch
350 West Main Street
Abingdon, VA 24210

Gate City Branch
663 E Jackson Street
Gate City, VA 24251

Bristol State St. Branch
901 West State Street
Bristol, VA 24203

Kingsport Branch
1999 East Stone Drive
Kingsport, TN 37660

CENTRAL MARKET
Richard Smith,
Senior Vice President & Central Market President

Castlewood Branch
87 Miners Drive
Castlewood, VA 24224

Honaker Branch
53 Commerce Drive
Honaker, VA 24260

Clintwood Branch
198 Colley Shopping Center
Clintwood, VA 24228

Lebanon Branch
1421 East Main Street
Lebanon, VA 24266

Grundy Branch
20487 Riverside Dr
Grundy, VA 24614

Pounding Mill Branch
12602 Gov. GC Peery Hwy
Pounding Mill, VA 24637

Haysi Branch
111 Haysi Main
Haysi, VA 24256

Wise Branch
5448 Wise-Norton Rd
Norton, VA 24273

HIGH COUNTRY MARKET
Garrett Shore,
Senior Vice President & High Country Market President

Boone Branch
230 Wilson Drive
Boone, NC 28607

Wytheville Market
Jim Grubbs,
Senior Vice President & Wytheville Market President

**Wytheville Loan
Production Office**
165 W Main St.,
Wytheville, Virginia 24382

ADDITIONAL ATM LOCATION
Big Stone Gap ATM
419 Shawnee Avenue East
Big Stone Gap, VA 24219

Bristol – Linden Square ATM
271 Linden Square Dr
Bristol, VA 24202

NEW PEOPLES BANKSHARES INC
Financial Holding Company

67 Commerce Drive
Honaker, Virginia 24260
276-873-6288

NewPeoples.Bank
LinkedIn.com/NewPeoplesBankInc
Facebook.com/NewPeoplesBank
Twitter.com/NewPeoplesBank
Instagram.com/newpeoplesbnk

Honaker, Virginia is home to New Peoples Bankshares, Inc. The community also is designated as the Redbud Capital of the World by the Virginia General Assembly because amazing redbud trees abound throughout the town and nearby countryside. In early spring, Honaker erupts in a brilliant display of pink. Thousands of redbud trees herald the arrival of spring, awakening from their winter hibernation and exploding with the telltale buds that turn to lush green leaves in the weeks that follow. In honor of the Commonwealth's distinction, and in homage to our hometown, New Peoples Bankshares happily features the lovely redbud in our corporate symbol.

